January 13, 2026

Lavell Juan Malloy, II
Chief Executive Officer
Brag House Holdings, Inc.
45 Park Street
Montclair, NJ 07042

        Re: Brag House Holdings, Inc.
            Registration Statement on Form S-1
            Filed December 23, 2025
            File No. 333-292429
Dear Lavell Juan Malloy II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at 202-551-3552 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Joseph M. Lucosky, Esq.